EXHIBIT 99.1

Knott Partners LLC 485 Underhill Boulevard Suite 205 Syosset, NY 11791 (516) 364-0303	Pinnacle Advisers, LP 4965 Preston Park Boulevard Suite 240 Plano, TX 75093 (972) 985-2121

April 22, 2008

Via Facsimile and Overnight Courier

Board of Directors

Dyadic International, Inc.

140 Intracoastal Pointe Drive

Suite 404

Jupiter, FL  33477-5094

Gentlemen:

As you know, we collectively own approximately 9.5% of the common stock of Dyadic International, Inc. (“Dyadic” or the “Company”).  We have also entered into a voting trust which controls a majority interest in the Company.  We write to you in response to last week’s decision by the Delaware Court of Chancery ordering the Company to hold a shareholders’ meeting after a prescribed notice period.  We restate our absolute intention to elect new members to the Board of Directors at that meeting and request that you avoid dragging the process out any further by foregoing an extended waiting period and holding a meeting as soon as possible.

In its order of last week, the Court directed the Board to schedule a meeting to take place “on or before Friday, June 20, 2008.”  (Court Order, ¶ 1 (emphasis added).)  The Court therefore gave the Board the discretion to schedule a meeting before the June 20 date, provided it gives the shareholders at least 40 days notice.  A meeting could take place as early as June 1 if shareholder notice is provided promptly.

It is time for the Board to do more than pay mere lip service to its fiduciary obligations and to pursue a course that is best for the shareholders and the Company.  Deferring a meeting until June 20 is an exercise in futility that will serve no one’s interest except the incumbent board members and officers who wish to forestall their inevitable expulsion.  The shareholders’ interests will best be served by replacing a majority of the current Board expeditiously with a slate of directors that will be able to maximize shareholder value in the near term.

Therefore, on behalf of the shareholders of Dyadic, we renew our request that the current Board call a shareholders’ meeting as soon as possible to facilitate a transition to a newly constituted and more engaged directorship.  We note again that the current Board and management has failed to find a viable purchaser for the Company and has failed to pursue a strategic transaction or business plan that would maximize shareholder value.  Instead, it appears to have stood idly by while a business with great potential continues to underperform.  This failure to take steps to reinvigorate the business is unconscionable and inexcusable.

In order to expedite an orderly transition, we demand that the following steps be taken as soon as possible:

•                  Mr. Moor step down as CEO and a board member.  We will work collaboratively with the Board to bring in a manager with substantial leadership experience in the biotech area and expertise in turnaround situations.

•                  Mr. Rosengart resign from the Board and pursue other business interests in which he actually has a vested stake in the company.

•                  Mr. Emalfarb be restored his full Board rights, particularly the right to participate in the pursuit of a strategic transaction.  The Board disband its “Executive Committee,” which it has used to facilitate the exclusion of Mr. Emalfarb from the decision-making process.

•                  The Board immediately schedule a shareholder meeting to appoint a slate of directors that can successfully direct the Company towards a prosperous future, providing the 40-day notice period required in the Delaware Court’s order.

Please contact us as soon as possible to discuss these proposals.  This letter solely reflects the views of Knott Partners and The Pinnacle Fund, and does not reflect the views of other members of the group identified in the Schedule 13D filed with the SEC on October 31, 2007.

Sincerely,

/s/ Anthony Campbell		/s/ Barry Kitt
Anthony Campbell		Barry Kitt
Partner,	Knott Partners LLC and its Affiliated Funds	Sole Member, Pinnacle Fund Management, LLC
General Partner, Pinnacle Advisers, LP
General Partner, The Pinnacle Fund, LP